SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
the Securities Exchange Act of 1934
PETER KIEWIT SONS’, INC.
(Name of Subject Company)
PETER KIEWIT SONS’, INC.
(Names of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)
Tobin A. Schropp
Peter Kiewit Sons’, Inc.
Kiewit Plaza
Omaha, NE 68131
Telephone: (402) 342-2052
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,335,361,021.20	$40,995.58

*	The transaction valuation was estimated calculated by (i) the number of the outstanding shares of common stock of Peter Kiewit Sons’, Inc. (18,444,213 shares) to be acquired multiplied by (ii) the most recently calculated book value of the common stock ($72.40) per share, determined as of June 30, 2007 with respect to both the book value of the common stock and number of outstanding shares of common stock.

**	The amount of the filing fee, calculated pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No. N/A
Filing party: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement is being filed under cover of Schedule TO (“Schedule TO”) in connection with the Offer to Exchange Outstanding Shares of Stock of Peter Kiewit Sons’, Inc. Held by Employees of Peter Kiewit Sons’, Inc. and its Subsidiaries for Interests in the Peter Kiewit Sons’ Inc. Employee Ownership Plan (the “Offer to Exchange”), a preliminary copy of which was previously filed with the Securities and Exchange Commission (the “SEC”) by Peter Kiewit Sons’, Inc., a Delaware corporation (the “Company”), on September 21, 2007 as Annex D to the Company’s Preliminary Proxy Statement on Schedule 14(a) (the “Preliminary Proxy”). This Schedule TO relates to an issuer tender offer by the Company to exchange substantially all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company for interests (“Interest”) in the Peter Kiewit Sons’, Inc Employee Ownership Plan (the “Plan”). The terms and conditions of the offer are described in the Offer to Exchange, as filed with the SEC as Annex D to the Preliminary Proxy (which Offer to Exchange will be amended to indicate the date of expiration of the offer on or before the date the Offer to Exchange is first delivered to holders of Common Stock), and the related Letter of Transmittal, which is attached as Exhibit (a)(1)(C) to the Schedule TO, and which, together with any supplements to the Offer to Exchange or amendments thereto, collectively constitute the “Offer”.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Exchange” is incorporated herein by reference.
Item 2. Subject Company Information.
a)	The name of the issuer is Peter Kiewit Sons’, Inc., a Delaware corporation, and the address of its principal executive office is Kiewit Plaza, Omaha, Nebraska 68131. The telephone number of its principal executive office is (402) 342-2052.

b)	As of October 11, 2007, there were 19,800,866 outstanding shares of the Common Stock.

c)	The information set forth under “Special Factors—Purpose of the Proposals” in the Preliminary Proxy and under “Price Range of a Single Share of Stock” in the Offer to Exchange is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
a)	The Company is the filing person. The Company’s address and telephone number are set forth in Item 2(a) of this Schedule TO.
     The information set forth in the Offer to Exchange under “Information Concerning the Company” is incorporated herein by reference.
Item 4. Terms of the Transaction.
a)	The information set forth under “Accounting Consequences of the Transaction” in the Preliminary Proxy and the following sections of the Offer to Exchange contain a description of the material terms of the proposed transaction and is incorporated herein by reference:
“Summary Term Sheet;”
“Introduction;”
“The Offer—Plan Interests; Expiration Date;”
“The Offer—Purpose of the Offer;”
“The Offer—Procedures for Tendering Shares of Stock”
“The Offer—Withdrawal Rights;”
“The Offer—Acceptance of Shares of Stock for Exchange and Issuance of Plan
Interests;”
“The Offer—Conditions of the Offer;”
“The Offer—Source and Amount of Consideration; Terms of Plan Interests;”
“The Offer—Status of Shares of Stock Acquired by Us in the Offer; Accounting
Consequences of the Offer;”

“The Offer—Certain U.S. Federal Income Tax Consequences;”
“The Offer—Certain Canadian Federal Income Tax Consequences;” and
“The Offer—Extension of Offer; Termination; Amendment;”
b)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transaction” in the Preliminary Proxy is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
e)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transaction” in the Preliminary Proxy is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
a)	The information set forth under “Summary Term Sheet,” “Introduction” and “Purpose of the Offer” in the Offer to Exchange and under “Special Factors—Purpose of the Proposals,” “Special Factors—Recommendation of the Board” and “Recommendations of the Board” in the Preliminary Proxy is incorporated herein by reference.

b)	The information set forth under Article VIII in the Plan and under “The Offer—Acceptance of Shares of for Exchange and Grant of Plan Interests,” “The Offer—Source and Amount of Consideration; Terms of Plan Interests” and “The Offer—Status of Shares of Acquired by Us in the Offer; Accounting Consequences of the Offer” in the Offer to Exchange is incorporated herein by reference.

c)	The information set forth under “The Offer—Purpose of the Offer” in the Offer to Exchange and under “Special Factors—Conduct of Business after the Amendment to the Certificate and Exchange” and “Special Factors—No Other Transactions” in the Preliminary Proxy is incorporated herein by reference.
Item 7. Sources and Amount of Funds or Other Consideration.
a)	The information set forth under “Special Factors—Sources of Funds; Financing of the Transaction” in the Preliminary Proxy and under “The Offer—Source and Amount of Consideration; Terms of Plan Interests” in the Offer to Exchange is incorporated herein by reference.

b)	The information set forth under “Special Factors—Sources of Funds; Financing of the Transaction” in the Preliminary Proxy and under “The Offer—Source and Amount of Consideration; Terms of Plan Interests” in the Offer to Exchange is incorporated herein by reference.

d)	The information set forth under “Special Factors—Sources of Funds; Financing of the Transaction” in the Preliminary Proxy is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
a)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transactions” in the Preliminary Proxy and under “Security Ownership of Certain Beneficial Owners and Management” on the Company’s Definitive Proxy Statement on Schedule 14(a) filed with the SEC on March 15, 2007 is incorporated herein by reference.

b)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transactions” in the Preliminary Proxy is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
a)	The information set forth under “Other Matters—Persons Retained” in the Preliminary Proxy is incorporated herein by reference.
Item 10. Financial Statements.
     The recent audited financial statements and other supplementary information under Item 8 of the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2007 and as attached as Annex C to the Preliminary Proxy are incorporated herein by reference. The financial statements under Item 1 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007 and as attached as Annex C to the Preliminary Proxy are incorporated herein by reference.
     The Company’s management’s discussion and analysis of the Company’s financial condition and the results of the Company’s operations under Item 7 of the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2007 and as attached as Annex C to the Preliminary Proxy is incorporated herein by reference. The Company’s management’s discussion and analysis of the Company’s financial condition and the results of the Company’s operations under Item 2 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007 and as attached as Annex C to the Preliminary Proxy is incorporated herein by reference.
     The information set forth under Item 9 of the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2007 and as attached as Annex C to the Preliminary Proxy is incorporated herein by reference. The information set forth under Item 3 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007 and as attached as Annex C to the Preliminary Proxy is incorporated herein by reference.
     The discussion of quantitative and qualitative disclosures about market risk under Item 7A of the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2007 and as attached as Annex C to the Preliminary Proxy is incorporated herein by reference.
     The information set forth under “Financial Information About the Company—Selected Financial Information” in the Preliminary Proxy is incorporated herein by reference.
Item 11. Additional Information.
a)	The information set forth under “Special Factors—Legal Matters and Regulatory Approval” in the Preliminary Proxy and under “The Offer—Legal Matters; Regulatory Approvals” in the Offer to Exchange is incorporated herein by reference.

b)	The information set forth in the Forms of Cover Letters to Shareholders and Letter of Transmittal, copies of which are filed hereto as Exhibits (a)(1)(B) and (a)(1)(C), respectively, and is incorporated herein by reference. The information set forth in the Offer to Exchange, the Preliminary Proxy and the Plan is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, filed with the SEC on September 21, 2007 as Annex D to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.
(a)(1)(B)	Forms of Cover Letters to Shareholders.
(a)(1)(C)	Letter of Transmittal.

(a)(1)(D)	Preliminary Proxy Statement on Schedule 14(a), filed with the SEC on September 21, 2007 and incorporated herein by reference.
(a)(1)(E)	Peter Kiewit Sons’, Inc. Employee Ownership Plan, filed with the SEC on September 21, 2007 as Annex B to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.
(a)(1)(F)	Definitive Proxy Statement on Schedule 14(a) filed with the SEC on March 15, 2007 and incorporated herein by reference.
(a)(5)(A)	Director & Executive Officer Biographies, filed with the SEC on September 21, 2007 as Annex E to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.
(b)	Not applicable.
(d)(1)(A)	Form of Stock Repurchase Agreement for Employee Stockholders, incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 as filed with the SEC on August 4, 2003.
(g)	Not applicable.
(h)(1)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, dated October 11, 2007.
(h)(2)	Tax Opinion of Blake, Cassels & Graydon LLP, dated October 11, 2007.
Item 13. Information Required by Schedule 13E-3.
Schedule 13E-3, Item 2. Subject Company Information.
d)	The information set forth under “Dividends, Prior Public Offerings and Prior Common Stock Purchases” in the Preliminary Proxy is incorporated herein by reference.

e)	The information set forth under “Dividends, Prior Public Offerings and Prior Common Stock Purchases” in the Preliminary Proxy is incorporated herein by reference.

f)	The information set forth under “Dividends, Prior Public Offerings and Prior Common Stock Purchases” in the Preliminary Proxy is incorporated herein by reference.
Schedule 13E-3, Item 3. Identity and Background of Filing Person.
b)	Not applicable.

c)	The information set forth in Exhibit (a)(5)(A) to this Schedule TO is incorporated herein by reference.
Schedule 13E-3, Item 4. Terms of the Transaction.
c)	The information set forth under “Special Factors—How Stockholders’ Rights and Information will Change” and “Treatment of Stockholders who Refuse the Offer to Exchange” in the Preliminary Proxy, under “The Offer—Plan Interest; Expiration Date” in the Offer to Exchange and Article V of the Plan are incorporated herein by reference.

d)	The information set forth under “Special Factors—No Appraisal Rights; Dissenter’s Rights” in the Preliminary Proxy is incorporated herein by reference.

e)	No provisions have been made to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

f)	Not applicable.

     Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreement.
a)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transaction” in the Preliminary Proxy is incorporated herein by reference.

b)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transaction” in the Preliminary Proxy is incorporated herein by reference.

c)	The information set forth under “Special Factors—Interests of Directors and Executive Officers in the Transaction” in the Preliminary Proxy is incorporated herein by reference.
Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.
a)	The information set forth under “Special Factors—Purpose of the Proposals” in the Preliminary Proxy and “The Offer—Purpose of the Offer” in the Offer to Exchange is incorporated herein by reference.

b)	The information set forth under “Special Factors—Board Deliberations and Background on the Amendments and Offer to Exchange” in the Preliminary Proxy is incorporated herein by reference.

c)	The information set forth under “Special Factors—Purpose of the Proposals,” “Special Factors—Board Deliberations and Background on the Amendments and Offer to Exchange” and “Special Factors—Effect of the Approval and Consummation of Proposed Transaction on Peter Kiewit Sons’, Inc.” in the Preliminary Proxy is incorporated by reference.

d)	The information set forth under “Special Factors—Purpose of the Proposals,” “Special Factors—How Stockholders Rights and Information will Change,” “Special Factors—Effect of the Approval and Consummation of Proposed Transaction on Peter Kiewit Sons’, Inc.” and “Special Factors—Conduct of Peter Sons’, Inc. Business After the Amendments and Exchange” in the Preliminary Proxy and “Certain United States Federal Income Tax Consequences” in the Offer to Exchange is incorporated herein by reference.
Schedule 13E-3, Item 8. Fairness of the Transaction.
a)	The information set forth under “Special Factors—Fairness of the Proposals to Stockholders” and “Special Factors—Recommendation of the Board” in the Preliminary Proxy is incorporated herein by reference.

b)	The information set forth under “Special Factors—Fairness of the Proposals to Stockholders” in the Preliminary Proxy is incorporated herein by reference.

c)	The information set forth under “Introduction” and “Certain Information about the Company—Stockholder Information” in the Preliminary Proxy are incorporated herein by reference.

d)	The information set forth under “Special Factors—Fairness of the Proposals to Stockholders” in the Preliminary Proxy is incorporated herein by reference.

e)	The information set forth under “Special Factors—Recommendation of the Board” in the Preliminary Proxy is incorporated herein by reference.

f)	The information set forth under “Special Factors—No Other Transactions” in the Preliminary Proxy is incorporated herein by reference.
Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.
a)	The Company has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the proposed transaction.

b)	The Company has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the proposed transaction.

c)	Not applicable.
Schedule 13E-3, Item 10. Source and Amounts of Funds or Other Consideration.
c)	The information set forth under “Special Factors—Cost of Exchange” in the Preliminary Proxy and under “The Offer—Fees and Expenses” in the Offer to Exchange are incorporated herein by reference.
Schedule 13E-3, Item 12. The Solicitation or Recommendation.
d)	The information set forth under “Special Factors—Purpose of the Proposals,” “Special Factors—Recommendation of the Board,” Special Factors—Interests of Directors and Executive Officers in the Transaction,” “Recommendation of the Board,” and “Where You Can Find More Information” in the Preliminary Proxy are incorporated herein by reference.

e)	The information set forth under “Special Factors—Recommendation of the Board” and “Recommendation of the Board” in the Preliminary Proxy are incorporated herein by reference.
Schedule 13E-3, Item 13. Financial Statements.
     The Company’s financial disclosures are set forth as described above in Item 10 of this Schedule TO.
Schedule 13E-3; Item 14. Person/Assets, Retained, Employed, Compensated or Used.
b)	The Stock Registrar of the Company will receive and inspect the letters of transmittal and other documents required to be submitted by eligible stockholders.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Peter Kiewit Sons’, Inc.
By:	/s/ Tobin A. Schropp
	Name:	Tobin A. Schropp
	Title:	Senior Vice President

Dated: October 11, 2007

Index of Exhibits

(a)(1)(A)	Offer to Exchange, filed with the SEC on September 21, 2007 as Annex D to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.
(a)(1)(B)	Forms of Cover Letters to Shareholders.
(a)(1)(C)	Letter of Transmittal.
(a)(1)(D)	Preliminary Proxy Statement on Schedule 14(a), filed with the SEC on September 21, 2007 and incorporated herein by reference.
(a)(1)(E)	Peter Kiewit Sons’, Inc. Employee Ownership Plan, filed with the SEC on September 21, 2007 as Annex B to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.
(a)(1)(F)	Definitive Proxy Statement on Schedule 14(a) filed with the SEC on March 15, 2007 and incorporated herein by reference.
(a)(5)(A)	Director & Executive Officer Biographies, filed with the SEC on September 21, 2007 as Annex E to the Company’s Preliminary Proxy Statement on Schedule 14(a) and incorporated herein by reference.
(b)	Not applicable.
(d)(1)(A)	Form of Stock Repurchase Agreement for Employee Stockholders, incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 as filed with the SEC on August 4, 2003.
(g)	Not applicable.
(h)(1)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, dated October 11, 2007.
(h)(2)	Tax Opinion of Blake, Cassels & Graydon LLP, dated October 11, 2007.